Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 8, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

                 Assistant Director

                 Office of Manufacturing and Construction

Re:	AP Gaming Holdco, Inc.
Amendment 1 to Draft Registration Statement on Form S-1
Submitted July 27, 2017
CIK No. 1593548

Dear Ms. Long:

On behalf of AP Gaming Holdco, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement submitted with the Securities and Exchange Commission (the “Commission”) on July 27, 2017.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated August 8, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein (the “Prospectus”).

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

Company and Product Overview, page 1

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

1.	We note your response to comment 6 of our letter dated May 11, 2017, and we reissue the comment. We are unable to locate disclosure responsive to our comment. Please revise your disclosure to ensure that your summary is balanced and gives equal prominence to the risks and challenges you face. In addition to examples highlighted in our previous comment, we note in the supplemental materials you provided additional challenges, such as that your leading four competitors expect substantially greater growth in operators’ forward purchases of their products indicating greater growth in their market share.

The Company acknowledges the Staff’s comment. The Company believes that the presentation of its major risks and challenges on pages 11 and 12 of the summary section is sufficient to balance the prior presentation of the Company’s strengths and strategies. The Company has also revised this section of the summary in response to the Staff’s comments.

Developments & Acquisitions, page 3

2.	We note your response to comment 8 of our letter dated May 11, 2017, and we reissue the comment. Please revise to explain what distinguishes the Dex S from competing shuffler products or remove statements that Dex S is the “first true alternative for casino operators.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to remove such statements. Please see page 4 of Amendment No. 2.

Cautionary Note Regarding Forward-Looking Statements, page 44

3.	Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbors for forward-looking statements provided by these sections do not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to remove such references. Please see page 45 of Amendment No. 2.

Capitalization, page 49

4.	We note that you intend to present an “as adjusted” column, for the application of the net proceeds along with references to the disclosures in the Use of Proceeds section. Please tell us what adjustments you intend to make to the capitalization table, as the use of proceeds section notes the net proceeds will be used for general corporate purposes with no specific plan in place.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to remove references to an “as adjusted” column and specify that the proceeds will be used to redeem the PIK Notes and for general corporate purposes. Please see page 50 of Amendment No. 2.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Results of Operations, page 60

5.	As previously requested in comment 16 of our letter dated May 11, 2017, please quantify the material factors impacting each line item discussed at the consolidated and segment levels. Two examples include but are not limited to:

•	The increase in gaming operations revenue for 2016 as compared to 2015 attributable to (a) Cadillac Jack and AGSi included in 2016 revenue for a full year versus seven months for 2015; (b) the increase in EGM installed base; and, (c) decline in participation share rates related to Native American tribal customers.

•	The increase in selling, general and administrative expense attributable to (a) Cadillac Jack and AGSi included in 2016 revenue for a full year versus seven months for 2015; and, (b) increase in bad debt expense.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 60 – 80 of Amendment No. 2. The Company also respectfully advises the Staff that several items that affected its business for the year presented are not quantifiable; however, they did have a significant impact. Most notably the acquisition of Cadillac Jack was significant for the Company and resulted in significant additional revenue and expenses. Because the Company integrated operations of Cadillac Jack soon after the acquisition, the Company did not retain separate data and information that would allow it to quantify the impact of the acquisition on its operations in the fiscal year ended December 31, 2016. The Company has indicated, however, the degree to which this acquisition affected revenue and expenses in its revised disclosures. The Company has also reviewed each material factor and disclosed the degree to which the factors impacted each line item.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

In addition to the revisions made to this Amendment No. 2, the Company will continue to enhance its discussion in future filings by quantifying each material factor for which the Company has available and quantifiable information.

6.	We note that you attribute the decrease in total EGM revenue per day to the inclusion of Cadillac Jack’s Mexico installed base for the interim periods presented. As Cadillac Jack was included in both periods, it is unclear how this explanation is appropriate. Please expand your analysis as appropriate.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 65 – 67 of Amendment No. 2 in which the interim financial statements for the period ended June 30, 2017 were updated to discuss the material factors impacting the time periods presented.

Critical Accounting Estimates, page 86

Revenue Recognition, page 87

7.	We note your response to comment 27 of our letter dated May 11, 2017. It remains unclear why you have not included disclosures for the judgments and estimates associated with leasing revenue, which comprises a significant portion of your total revenues. As previously requested, please include disclosures for the judgments and estimates made in accounting for your leasing arrangements to allow an investor to better understand how you concluded these arrangements meet the requirements for operating lease accounting rather than financing lease accounting. Please refer to comment 10 in your response letter dated July 9, 2014.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 87 of Amendment No. 2.

The Company notes that the response to comment 10 in its response letter dated July 9, 2014 accurately described its revenue arrangements at that time and has provided additional information below as it relates to the Company’s current arrangements. The contracts in Illinois are currently not as significant as they were in 2014 and therefore the Company has not provided separate information on this market as it did in the 2014 letter.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

Accounting for lease arrangements

The participation arrangements are accounted for in accordance with Accounting Standards Codification (ASC) 840, Leases. These arrangements are considered to be leases as the agreements convey the right to use the equipment (i.e. gaming machines and related integral software) for a stated period of time. Under ASC 840-10-25-1, we determined whether the leases should be accounted for as a sales-type lease, direct financing lease or operating lease, as follows:

A lessee and a lessor shall consider whether a lease meets any of the following four criteria as part of classifying the lease at its inception under the guidance in the Lessees Subsection of this section (for the lessee) and the Lessors Subsection of this section (for the lessor):

a. Transfer of ownership. The lease transfers ownership of the property to the lessee by the end of the lease term. This criterion is met in situations in which the lease agreement provides for the transfer of title at or shortly after the end of the lease term in exchange for the payment of a nominal fee, for example, the minimum required by statutory regulation to transfer title.

There is no transfer of ownership under our lease arrangements.

b. Bargain purchase option. The lease contains a bargain purchase option.

There are no bargain purchase options under the majority of our lease arrangements. For the few arrangements that contain bargain purchase options, we have considered the two additional criteria for lessors as noted in ASC 840-10-25-42, as further discussed below.

c. Lease term. The lease term is equal to 75 percent or more of the estimated economic life of the leased property. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

The Company’s lease arrangements generally have a term of three years or less. To a lesser extent, the Company has signed lease agreements for a longer period of time; however, many of these the arrangements include the ability of the customer to cancel the contract and return the games to the Company, a provision which renders their contracts effectively month-to-month contracts.

For those contracts that do not have a cancellation clause we have considered the two additional criteria for lessors as noted in ASC 840-10-25-42, as further discussed below.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

d. Minimum lease payments. The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at lease inception over any related investment tax credit retained by the lessor and expected to be realized by the lessor. If the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

Our arrangements under which we receive revenue based on a percentage of the win per day generated by the gaming equipment have no minimum lease payments. All of the payments to be made by the customer to us under these arrangements are contingent on the amount of customer play on our machines and the resulting amount of revenue earned by a slot machine from those customers. This amount varies from day to day and month to month.

For the arrangements under which we receive a fixed daily fee, the arrangement provides for minimum lease payments over the term of the arrangements. The Company has determined that for certain fixed daily fee arrangements that do not have cancellation clauses, the present value of the minimum lease payments would exceed 90% of the fair value of the leased assets. Therefore, we have considered the two additional criteria for lessors related to the fixed daily fee arrangements as noted in ASC 840-10-25-42, as further discussed below.

ASC 840-10-25-42 states, A lessor shall consider all four lease classification criteria in paragraph 840-10-25-1: and both of the following incremental criteria:

a. Collectibility of the minimum lease payments is reasonably predictable. A lessor shall not be precluded from classifying a lease as a sales-type lease, a direct financing lease, or a leveraged lease simply because the receivable is subject to an estimate of uncollectibility based on experience with groups of similar receivables.

For certain arrangements that met one of the criteria noted above, we have concluded that collectability of the minimum lease payments was not reasonably predictable on a customer by customer basis. In some instances, we have concluded that collectability is not reasonably predictable and have therefore classified the lease as an operating lease.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

b. No important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease. Important uncertainties might include commitments by the lessor to guarantee performance of the leased property in a manner more extensive than the typical product warranty or to effectively protect the lessee from obsolescence of the leased property. However, the necessity of estimating executory costs such as insurance, maintenance, and taxes to be paid by the lessor (see paragraph 840-30-30-6[a]) shall not by itself constitute an important uncertainty as referred to herein. If the property covered by the lease is yet to be constructed or has not been acquired by the lessor at lease inception, the classification criterion in this paragraph shall be applied by the lessor at the date that construction of the property is completed or the property is acquired by the lessor.

Certain arrangements require the Company to either replace or remove the gaming machine in case of underperformance, as stipulated in the lease agreement. The Company has historically had instances where it was required to replace and/or remove the machines. This guarantee of performance is more extensive than a typical product warranty (ensuring the machine operates as designed), as noted in the guidance in (b) above. The costs related to replacing and/or removing a machine can be significant. As a result, there is important uncertainty regarding the unreimbursable costs yet to be incurred by the lessor (the Company).

For all of our lease arrangements, the Company also provides customers game conversions throughout the life of the lease. Game conversions typically occur when a specific gaming title is underperforming for a customer. In those instances, the customer may request that the Company switch out one title for another (not the entire machine) to see if it will perform better. There is the cost of developing the game and costs to the have a technician go to the customer and switch out the software from one title to another. Customers often request game titles to be changed based on player preference. These costs are more extensive than a typical product warranty. Given that the costs related to game conversions can be significant and are uncertain, there is significant uncertainty that surrounds the amount of unreimbursable costs yet to be incurred. Sometimes the game conversions are specifically addressed in the agreements through a conversion clause or performance clause.

Based on the above analysis, we concluded that our lease arrangements are considered to be operating leases as these arrangements do not meet both of the criteria provided by ASC 840-10-25-42. This is consistent with the guidance noted in the AICPA Audit and Accounting Guide for Gaming, chapter 5.06, which states, “Participation arrangements are typically leases. Typically, gaming entities report these arrangements as operating leases because none of the criteria set forth in FASB ASC 840-10-25-1 have been met.”

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

Compensation Discussion and Analysis, page 120

Summary Compensation Table, page 120

8.	We note your response to comment 40 of our letter dated May 11, 2017 and your disclosure that annual incentive bonuses are based on attainment of EBITDA performance targets, that each NEO is assigned a bonus range established as a percentage of base salary and that the actual amount granted is based on over or under-performance with respect to the performance targets. Please disclose the EBITDA performance goals and the level of achievement of this goal; in doing so, please be specific as to the exact percentage of salary each named executive officer has the opportunity to earn at each level of payout. See Item 402(b)(1)(v) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 123-125 of Amendment No. 2.

Index to Consolidated Financial Statements, page F-1

9.	Please address the comments for the annual financial statements in your interim financial statements to the extent applicable.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-2 through F-23 of Amendment No. 2. The changes primarily relate to the disclosure of the Company’s revenue recognition and property and equipment policies, information regarding the Company’s stock-based awards, fair value measurement and fair value information with regard to write-downs and other charges.

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-5

10.	Please expand your revenue recognition and property and equipment accounting policies included in your interim financial statements to address the comments issued in our letter dated May 11, 2017, and provided in your annual financial statements.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-6, F-7, F-8 and F-9 of Amendment No. 2 where the Company expanded its disclosures in the interim financial statements for the period ended June 30, 2017 to include the updates that were made in its annual financial statements.

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-27 Revenue Recognition, page F-28

11.	We note your response to comment 49 of our letter dated May 11, 2017. It remains unclear how you determined that your accounting policy for the rental of gaming equipment and Cadillac Jack’s accounting policy for the rental of gaming equipment is the same. In this regard, there is no mention of Cadillac Jack’s arrangements falling within the scope of ASC 840 and/or the assessment of the material terms of the arrangements to determine the type of lease. Rather, the accounting policy references the guidance in ASC 605-10-S99. Please advise.

The Company acknowledges the Staff’s comment and notes that the Company was unclear in the original response that it agrees that Cadillac Jack’s accounting policy for the leasing of gaming equipment does not reference ASC 840 and it does not disclose an assessment of the material terms of the arrangements to determine the type of lease.

Before the acquisition of Cadillac Jack, the Company performed due diligence procedures in which it analyzed the material terms of Cadillac Jack’s arrangements. It also held several discussions with employees of Cadillac Jack’s accounting and management teams and reviewed the arrangements with them. From this due diligence, the Company noted that the arrangements were substantially the same and that the arrangements fell within the scope of ASC 840. Upon acquisition the Company confirmed its conclusions were correct prior to consolidating the results of Cadillac Jack in its annual statements.

The Company believes that there are no material omissions in the Cadillac Jack financial statements; however, it acknowledges that the disclosures in Cadillac Jack’s financial statements are not precise. The Company will ensure that the disclosures in the Company’s financial statements and related footnotes continue to accurately reflect the arrangements and the Company’s accounting assessments.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

Note 8. Write Downs and Other Charges, page F-28

12.	Please disclose the fair value of the assets written-down/impaired by asset class for fiscal year 2015. Please refer to ASC 820-10-50-2.a. for guidance.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-51 of Amendment No. 2.

Note 11. Share-Based Compensation, page F-49

13.	We note from your description of the Tranche A stock options that these stock options only contain a service condition. Please confirm to us and expand your disclosures to clarify that you are recognizing compensation expense over the service period. For the unrecognized compensation expense for the Tranche A stock options, disclose the amount and the remaining period over which the unrecognized compensation expense will be recognized. If you have not recognized any compensation expense for your Tranche A stock options, please provide us with a detailed explanation as to why along with the specific references to the authoritative literature that supports your conclusion.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-19, F-53 and F-54 of Amendment No. 2. All the awards, including Tranche A options, are subject to a performance vesting condition that is a Qualified Public Offering described in Note 7 to the annual financial statements and no compensation expense has been recognized.

14.	For your discussion of the Tranche A stock options, please expand your disclosures to clarify whether an initial public offering would qualify as a change in control that would cause the stock options to vest immediately.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-19 and F-53 of Amendment No. 2.

15.	We note that Tranche A stock options only contain a service condition versus the Tranche B and Tranche C stock options that contain performance conditions. Based on the guidance in ASC 718-10-50-2.g., please provide the disclosures required by ASC 718-10-50-2.a. through 50-2.f. separately for the Tranche A stock options and the Tranche B and Tranche C stock options.

The Company acknowledges the Staff’s comment and notes that due to the facts described in response to comment 13 above, these additional disclosures were not made to Amendment No. 2.

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

16.	Please provide the disclosures required by ASC 718-10-50-2.c.2. and ASC 718-10-50-2.e. for those stock options that have vested. If none of your Tranche A or Tranche B and Tranche C stock options have vested, please disclose this fact.

The Company acknowledges the Staff’s comment and notes that due to the facts described in response to comment 13 above, these additional disclosures were not made to Amendment No. 2.

Note 15. Operating Segments, page F-55

17.	Please expand the disclosure provided in response to comment 68 of our letter dated May 11, 2017 to address the necessity of the asset information in making decisions about resources allocations to your segments.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-23 and F-60 of Amendment No. 2.

Note 16. Selected Quarterly Financial Data (Unaudited), page F-57

18.	As previously requested in comment 69 of our letter dated May 11, 2017, please include gross profit in your presentation, as required by Item 302(a)(1) of Regulation S-K. We would not object if you prefer to present cost of gaming operations and cost of equipment sales, or the summation of these two items, with a notation that depreciation and amortization expense is excluded in lieu of presenting gross profit.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-60 and F-61 of Amendment No. 2.

*         *         *

Pamela A. Long

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2017

If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3055.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond

cc:	Chris Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Victor J. Gallo
AP Gaming Holdco, Inc.

Kimo Akiona
AP Gaming Holdco, Inc.